SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C.

                         Form U-12(I)-B (Three-Year Statement)
                             Three-Year period ending 1996


STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
      1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).


1.    Name and Business address of person filing statement.

      Clifford J. Hebert, Jr.
      One Liberty Square, P. O. Box 2333
      Boston, Massachusetts 02107

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph
      (b) of Rule U-71.  None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

      Blackstone Valley Electric Company    Eastern Utilities Associates
      Eastern Edison Company                Montaup Electric Company
      EUA Service Corporation               EUA Ocean State Corporation
      EUA Cogenex Corporation               EUA Energy Investment Corporation
      EUA Cogenex-Canada, Inc.              Newport Electric Corporation
      EUA TransCapacity, Inc.               Northeast Energy Management, Inc.
      Eastern Unicord Corporation           EUA Highland Corporation
      EUA Bioten, Inc.                      EUA Energy Services, Inc.
      EUA Citizens Conservation Services Corporation

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

      Treasurer and Clerk Eastern Edison Company, EUA Energy Investment
           Corporation, Montaup Electric Company, Eastern Unicord Corporation, EUA Cogenex Corporation, Northeast Energy Management, Inc., EUA TransCapacity, Inc., EUA Citizens Conservation Services
           Corporation, EUA Highland Corporation, EUA Bioten, Inc. and EUA Energy Services, Inc.
      Treasurer and Assistant Secretary of EUA Cogenex-Canada, Inc.
      Treasurer and Secretary of Eastern Utilities Associates, Blackstone Valley
           Electric Company, Newport Electric Company and EUA Ocean State Corporation
      Treasurer, Secretary and Clerk of EUA Service Corporation

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.
      (Use column (a) as supplementary statement only).

_____________________________________________________________________________________
                      !  Salary or other compensations  !  Person or company from
                      !_________________________________!  whom received or to be
   Name of recipient  !     Received    ! to be received!         received
                      !       (a)       !      (b)      !
__   _________________!____   __________!____   ________!______   ___________________
 Clifford J. Hebert   !   $147,535.44   ! $313,011.19   !  EUA Service Corporation
______________________!_________________!_______________!____________________________

      (b)  Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

  (a)  Total amount of routine expenses charged to client:  $_______________
           (b)  Itemized list of all other expenses:


Date _January 27, 1997____________ (Signed) /s/Clifford J. Hebert, Jr.___


U12CJH